EXHIBIT 99.2

China Xiniya Fashion Limited Announces to Hold Extraordinary General Meeting on March 1, 2018

WUHAN, CHINA—February 12, 2018—China Xiniya Fashion Limited (“Xiniya” or the “Company” NYSE AMERICAN:XNY), announced today that it will hold its extraordinary general meeting of the shareholders of the Company (the “EGM”) at the office of the Company at 6th floor, Building 1, Hubei Daily Culture Creative Industry Park, No 181 Donghu Road, Wuchang District, Wuhan City, Hubei Province, People’s Republic of China 443000, on Thursday March 1, 2018 at 10 a.m. Beijing time, for the purpose of considering and, if thought fit, passing and approving the following resolutions:

"1.	As a special resolution, that the name of the Company be changed from "China Xiniya Fashion Limited 中国希尼亚时装有限公司" to "Dunxin Financial Holdings Limited 敦信金融控股有限公司";

2.	As an ordinary resolution, that the authorized share capital of the Company be increased from US$50,000 divided into 1,000,000,000 Ordinary Shares of a par value of US$0.00005 each to US$100,000 divided into 2,000,000,000 Ordinary Shares of a par value of US$0.00005 each by the creation of an additional 1,000,000,000 Ordinary Shares of a par value of US$0.00005 each to rank pari passu in all respects with the existing Ordinary Shares; and

3.	As a special resolution, that the Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place of the Second Amended and Restated Memorandum and Articles of Association annexed hereto."

The record date is fixed on February 9, 2018 as the record date for determination of those shareholders of the Company that are entitled to receive notice of, attend or vote at the EGM.

In connection with the proposed change of Company name as referred to above, the Company intends to change its ticker symbol from "XNY" to "DXF". The Company anticipates that the trading symbol change will occur following the effectiveness of the name change.

With regards to the change of the Company name, the Company completed the sale of Xiniya Holdings Limited, the Company’s wholly owned subsidiary in Hong Kong, to Qiming Investment Limited (“Divestiture”). Concurrent with Divestiture, the Company acquired True Silver Limited, a British Virgin Islands company from Honest Plus Investments Limited (“Acquisition”) on December 28, 2017. As a result of the Divesture and Acquisition, the Company changed from a textile and apparel clothing business to a microfinance lending business in Hubei Province, China (as reported in the Form 6-Ks submitted with the Securities and Exchange Commission on December 11, 2017 and December 29, 2017). We believe that the name “Dunxin Financial Holdings Limited 敦信金融控股有限公司” better describes the Company’s new business in the microfinancing lending industry.

As a result of the Acquisition, all 1,000,000,000 Shares are issued and outstanding. This leave the Company with no ability to grant options or Shares under the Company’s 2010 Equity Incentive Plan or the flexibility to raise capital through the issuance of Shares or to acquire other companies in the microfinance lending business (or other businesses). Hence, we propose to increase the authorized share capital from 1 billion Ordinary Shares to 2 billion Ordinary Shares.

The proposed change of the Company’s name and the increase to authorized capital will not affect any of the rights of the shareholders. All existing share certificates of the Company in issue, after the change of the Company’s name and the increase to authorized capital becoming effective, will continue to be valid for all purposes. There will not be any arrangement for free exchange of the existing share certificate for new share certificate bearing the new name of the Company or to reflect the increase in the authorized capital. Upon the approval and the effectiveness to the change of the Company’s name and the increase in authorized capital, future share certificates will be issued under the new name of the Company and reflect the increased to authorized capital.

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We are proposing to adopt a new Memorandum and Articles of Association for the Company to reflect the name change, to the increase to authorized shares, and to reflect that the Company is now listed on the NYSE American. All other provisions will remain unchanged.

The notice of the EGM of shareholders is available on the Company’s website at http://www.corpasia.net/us/XNY/irwebsite/index.php?mod=announcements.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For additional information, please contact:

China Xiniya Fashion Limited

Ms Claire Chen

Telephone: +86-27-88569912

Email: ir@dunxin.us

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